UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                  Fansteel Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $2.50 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    307Q60109
        -----------------------------------------------------------------
                                 (CUSIP Number)


                            Paul W. Schwendeman, Esq.
                          Kirkpatrick & Lockhart L.L.P.
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6500
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 21, 1997
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
                                  ------------
CUSIP No. 307Q60109

1)    NAME OF REPORTING PERSON                                    Betty B. Evans

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                                 ---------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ x ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                                    00
                                                                 ---------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                        United States
                                                                    of America
                                                                 ---------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                         15,116
                                                                 ---------------

      8)    SHARED VOTING POWER                                      4,050,786
                                                                 ---------------

      9)    SOLE DISPOSITIVE POWER                                   15,116
                                                                 ---------------

      10)   SHARED DISPOSITIVE POWER                               4,050,786
                                                                 ---------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                     4,065,902
                                                                 ---------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES                              [       ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                             47.29%
                                                                ---------------

14)   TYPE OF REPORTING PERSON                                        IN
                                                                 ---------------
                              (Page 2 of 5 Pages)

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $2.50 per share ("Fansteel Common Stock"), of Fansteel Inc. (the "Company"), a Delaware corporation. The Company's principal executive offices are located at Number One Tantalum Place, North Chicago, Illinois 60064.

Item 2.  Identity and Background.

         This Statement is being filed by Betty B. Evans, a co-executor of the Estate of Thomas M. Evans (the "Estate"). Mrs. Evans resides at 500 Round Hill Road, Greenwich, Connecticut 06830 and her principal occupation is as a director of HBD Industries, Inc., 1301 Sandusky Avenue, Bellefontaine, OH 43311-1082. Mrs. Evans is a United States citizen.

         During the last five years, Mrs. Evans has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 17, 1997, Thomas Mellon Evans died. At the time of his death, Mr. Evans owned 4,050,786 shares (the "Shares") of Fansteel Common Stock, which represented 47.11% of the Company's outstanding Common Stock. Mr. Evans' Last Will and Testament dated April 7, 1994 (the "Will") named his wife, Betty B. Evans; one of his sons, Thomas M. Evans, Jr.; and The Putnam Trust Company of Greenwich, a division of The Bank of New York as executors (the "Executors"). On August 21, 1997, the Connecticut Court of Probate accepted the Will for probate. Mr. Evans was a resident of the State of Connecticut at the time of his death. At that time, pursuant to Rule 13d-5 under the United States Securities Act of 1933, as amended (the "Securities Act"), the Executors acquired beneficial ownership of the Shares.

Item 4.  Purpose of Transaction.

         The Executors acquired beneficial ownership of the Shares by virtue of the operation of the probate laws of the State of Connecticut. Mrs. Evans has no plans to acquire additional shares of Fansteel Common Stock, nor does she have


                              (Page 3 of 5 Pages)
present plans to dispose of the Shares. However, in the course of administering the Estate, the Executors will evaluate on an ongoing basis the liquidity needs of the Estate and the assets of the Estate and their relative liquidity, including evaluation of the business, operations and prospects of the Company.

         As an "affiliate" of the Company (as such term is defined in the Securities Act), the Estate may sell the Shares only in transactions permitted by the resale provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act.

         Except as set forth in this response to Item 4, Mrs. Evans does not have any plans or proposals at this time which relate to or would result in any of the matters described under Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The Executors, in their capacity as such, beneficially own 4,050,786 shares of Fansteel Common Stock, or 47.11% of the outstanding Fansteel Common Stock. In addition, Mrs. Evans, in her individual capacity, beneficially owns an additional 15,116 shares of Fansteel Common Stock, or 0.176% of the outstanding shares. No other shares of Fansteel Common Stock are beneficially owned by Mrs. Evans.

         The Executors share the power to vote and to dispose of the Shares. The Executors are empowered to act by majority vote. Mrs. Evans has the sole power to vote and to dispose of the additional 15,116 shares of Fansteel Common Stock.

         Except for the transaction described in this Statement, Mrs. Evans has not effected any transactions in Fansteel Common Stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mrs. Evans is a director of the Company. Except as described above, Mrs. Evans does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         None.
                              (Page 4 of 5 Pages)

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 11, 1997
                                          /s/ Betty B. Evans
                                          ---------------------------
                                          Betty B. Evans
                                          Co-Executor of the Estate of
                                          Thomas M. Evans


                              (Page 5 of 5 Pages)